The Essential and Trusted Technology Partner Leading the Way to Digital Transformation July 2018 Filed by Dell Technologies Inc.; Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934. Subject Company: Dell Technologies Inc. (Commission File No. 001-37867)

Important Notices No Offer or Solicitation This communication does not constitute an offer to sell or a solicitation of an offer to sell or a solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. Additional Information and Where to Find It This communication is being made in respect of the proposed merger of a wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”) with and into Dell Technologies, with Dell Technologies as the surviving entity, pursuant to which each share of Class V common stock of Dell Technologies will, at the election of the holder, convert into the right to receive shares of Class C common stock of Dell Technologies or cash, without interest, and each existing share of Class A common stock, Class B common stock and Class C common stock of Dell Technologies will be unaffected by the merger and remain outstanding. The proposed transaction requires the approval of a majority of the aggregate voting power of the outstanding shares of Class A common stock, Class B common stock, Class V common stock other than those held by affiliates of Dell Technologies, in each case, voting as a separate class, and all outstanding shares of common stock of Dell Technologies, voting together as a single class, and will be submitted to stockholders for their consideration. Dell Technologies will file a registration statement containing a preliminary proxy statement/prospectus regarding the proposed transaction with the Securities and Exchange Commission (“SEC”). After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to each holder of Class A common stock, Class B common stock, Class C common stock and Class V common stock entitled to vote at the special meeting in connection with the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS RELATING TO THE TRANSACTION TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may get these documents, when available, for free by visiting EDGAR on the SEC Website at www.sec.gov or by visiting Dell Technologies’ website at www.investors.delltechnologies.com.

Important Notices (Cont’d) Participants in the Solicitation Dell Technologies and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed merger and the other transactions contemplated by the merger agreement, including the exchange of shares of Class V common stock of Dell Technologies for shares of Class C common stock of Dell Technologies or cash. Information regarding Dell Technologies’ directors and executive officers is contained in Dell Technologies’ proxy statement for its 2018 annual meeting of stockholders, which was filed with the SEC on May 15, 2018. Additional information concerning persons who may be considered participants in such solicitation under the rules of the SEC, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the aforementioned proxy statement/prospectus to be filed with the SEC. Forward-Looking Statements These materials contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "may," "will," "anticipate," "estimate," "expect," "intend," "plan," "aim," "seek," and similar expressions as they relate to Dell Technologies or its management are intended to identify these forward-looking statements. All statements by Dell Technologies regarding its expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings, and similar matters are forward-looking statements. The expectations expressed or implied in these forward-looking statements may not turn out to be correct. Dell Technologies’ results could be materially different from its expectations because of various risks, including but not limited to: (i) the failure to consummate or delay in consummating the proposed transaction, including the failure to obtain the requisite stockholder approvals or the failure of VMware to pay the special dividend or any inability of Dell Technologies to pay the cash consideration to Class V holders; (ii) the risk as to the trading price of Class C common stock to be issued by Dell Technologies in the proposed transaction relative to the trading price of shares of Class V common stock and VMware, Inc. common stock; and (iii) the risks discussed in the "Risk Factors" section of the registration statement containing a preliminary proxy statement/prospectus that will be filed with the SEC as well as its periodic and current reports filed with the SEC. Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, Dell Technologies undertakes no obligation to update any forward-looking statement after the date as of which such statement was made, whether to reflect changes in circumstances or expectations, the occurrence of unanticipated events, or otherwise. Non-GAAP Financial Measures This presentation includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA, Free Cash Flow, Core Debt and Net Core Debt and certain ratios and other metrics derived therefrom. These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and have important limitations as analytical tools and may exclude items that are significant in understanding and assessing Dell Technologies’ financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. However, Dell Technologies presents these non-GAAP measures because it considers them to be useful supplemental measures of performance for investors, analysts and rating agencies. You should be aware that Dell Technologies’ presentation of these measures may not be comparable to similarly-titled measures used by other companies. See Appendix for reconciliations of Non-GAAP Net Revenue, Non-GAAP Operating Income, Non-GAAP Net Income, Adjusted EBITDA, Free Cash Flow, Core Debt and Net Core Debt to the most comparable GAAP metric.

Today’s Speakers Jeff Clarke Tom Sweet Tyler Johnson Hall Butler Vice Chairman, Products and Operations Chief Financial Officer Senior Vice President, Treasurer Director, Investor Relations

Transaction Overview For each Class V share, existing stockholders can elect to receive: 1.3665 shares of Dell Technologies Class C common stock, or $109 in cash per DVMT share (~29% premium to the Class V share closing price prior to announcement and ~22% premium to the Class V all-time high) Implies total market capitalization of $21.7bn for the Class V stockholders Final consideration mix subject to proration ($9 billion cap on aggregate cash consideration) Pro forma for the transaction, DVMT stockholders will own 20.8% – 31.0% of Dell Technologies, depending on cash election amounts, implying a pro forma equity value of $61.1 – $70.1 billion for Dell Technologies In connection with this transaction, Dell Technologies plans to directly list its Class C common shares on the NYSE Class V Special Committee conducted thorough evaluation to maximize stockholder value; included ongoing discussions and negotiations with Dell Technologies regarding transaction structure and key value parameters VMware’s board of directors, on the recommendation of a special committee of its directors, has voted to declare an $11 billion cash dividend pro rata to all VMware stockholders, contingent on satisfaction of the other conditions to the completion of the transaction. Dell Technologies’ share of such dividend will be approximately $9 billion Dell Technologies plans to use the dividend proceeds to fund the cash consideration paid to Class V stockholders If Class V stockholders’ aggregate cash election is less than $9 billion, Dell plans to use the remaining dividend proceeds to repurchase shares of Class C common stock or to pay down debt VMware will remain well capitalized with $2+ billion of balance sheet cash / investments and strong cash flow Transaction expected to close in Q4 CY2018, subject to Class V stockholder approval Expected Timeline VMware Special Dividend Class V Stockholder Consideration

Transaction Rationale Simplifies Dell Technologies capital and ownership structure Creates attractive public security in leading global end-to-end infrastructure provider Provides Class V stockholders with significant and immediate premium, plus ability to participate in the future upside of Dell Technologies Enables strategic and financial flexibility for future initiatives

What Has Changed Since Going Private

Market Perception prior to Take-Private in October 2013

Client and Server Provider

- Uncertainty regarding client trajectory / sustainability
- Limited presence across certain IT infrastructure segments
- Weak position in cloud computing and software-defined solutions

What's Changed?

- ✓ Unmatched scale and breadth of IT solutions
- ✓ #1 Client[1] revenue share *(21 consecutive qtrs of YoY share gain)*
- ✓ #1 x86 Server revenue share
- ✓ #1 External Storage revenue share *(leader across all key categories)*
- ✓ Strategic Software Defined Data Center (SDDC) capabilities
- ✓ Leading public cloud application development platform
- ✓ Differentiated go-to-market approach and channel program
- ✓ 85% software engineers among engineering staff

Today

DELL Technologies

Essential and Trusted Technology Partner

- Complete portfolio of IT solutions: software, hardware and services
- At the forefront of the software-defined IT infrastructure revolution
- Key enabler of transformative IT trends, including multi-cloud management, edge computing / IoT, digitization, and AI / machine learning

[1] *Statistic calculated by Dell Technologies utilizing other PC OEMs' financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.*

7

DELL Technologies

Company Overview Client, Software & Peripherals Managed Security Services Server, Storage, HCI Cloud Native SW Development Software Defined Data Center Multi-cloud Management

Dell Technologies in Numbers $83.5B Non-GAAP Revenue (TTM)1 $12B+ R&D Invested over Past 3 Fiscal Years2 $9.7B Adjusted EBITDA (TTM) (11.6 % of Non-GAAP Revenue)1 40K+ Sales Force #1 Virtualization, Storage, Servers, Client3 17% Non-GAAP Revenue Growth YoY (Q1 FY2019)1 99% of Fortune 500 Served $7.7B+ Cash Flow from Operations (TTM) 1 See appendix for reconciliation of GAAP to Non-GAAP measures. 2 Dell Technologies’ cumulative R&D investment includes EMC amounts prior to the merger transaction date on September 7, 2016. 3 Gartner, IDC market research, company filings; Client statistic calculated by Dell Technologies utilizing other PC OEMs’ financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.

New Data Era Driving Significant Market Growth Edge Computing / IoT 1 Connectivity AI / Machine Learning Significant IT Investment Required to Leverage Transformational Technologies 2 3 Broadband 5G Ethernet Client Client Client Server x86 / Mainframe Cloud Client / Server Edge / IoT Unprecedented Data Growth is Driving Accelerating IT Spend Growth of 4.5% in 20181 1 Market Source: Gartner Worldwide IT Spending Forecast (January 2018). Dell Technologies is well-positioned to capture spend across software, compute, storage, and networking

Financial ServicesTM Global Services Dell Technologies Provides a Comprehensive Solution Applications Digital Transformation Security Transformation IT Transformation Infrastructure Cloud Our Users Workforce Transformation Enabled by Best-in-Class Go-To-Market and Channel Program with Industry-leading Supply Chain & Scale

Investment Highlights Integrated, end-to-end technology provider at scale 1 Best-in-class go-to-market model 2 Unique portfolio of complementary solutions 3 Attractive financial model with accelerating momentum 4 Strong pro forma balance sheet and financial flexibility 5 World-class, founder-led management team 6

Client Storage Server Networking Virtualization Cybersecurity Cloud Platform $84B Source: Company filings Note: TTM Non-GAAP revenue presented for all companies. Cisco’s Whiptail storage business considered immaterial. Integrated, End-to-End Technology Provider at Scale 1

ISG Industry Context External Storage Industry Revenue Forecast ($B) ISG remains a clear leader in storage and HCI, now #1 in total x86 server revenue and units Share Overview Hyperconverged Infrastructure x86 Servers Clear #1 share position in total storage and all major and emerging storage categories Recently took over #1 share position in total revenue, units and mainstream revenue #1 in HCI with triple-digit growth in family developed products like VxRail and VxRack Source: Gartner, IDC (2018) 1

CSG Industry Context Worldwide PC Revenue Forecast PC Unit Share Trend (Units Sold) Industry has stabilized and has been consolidating Dell Y/Y Change in Global PC Unit Share (bps) IDC forecasts trajectory to stabilize over next few years Demand supported by release of new operating systems and support end-of-life for older systems Big 3 share growth partially driven by several players completing or planning exit of PC businesses (e.g., Sony, Toshiba, Fujitsu and others) IDC (May 2018) All Others Big 3 (Dell, HP, Lenovo) Source: IDC (2018) 21 consecutive quarters of Y/Y share gains 1

2 Best-in-Class Go-to-Market Model Dell Technologies Go-To-Market Model Broad go-to market reach across geographies and customer segments Direct sales force Enables deeper customer relationships with greater opportunity for peripheral and services attach in addition to solution cross-sell 40K+ direct salesforce Reach in 72 countries worldwide Dell EMC Partner Program Trusted partner community that provides local proximity, deep and wide coverage, complementary consulting skills, abilities and services 150K partners worldwide Serving 180 countries DT Select Enterprise Commercial Consumer & Small Business VMware Pivotal Virtustream Secureworks Highlights Infrastructure Solutions Group Client Solutions Group Strong Direct Salesforce Complemented by a World Class Partner Program

3 Unique Portfolio of Complementary Solutions

Segment	Position	Description	Brands
Client[1] Sector Size $189B	#1	Client Revenue / Profitability; Client Monitors Globally	DELL, Alienware, DELL, WYSE
Servers Sector Size $76B	#1	Total Revenue and Units; x86 Servers	DELL EMC
Storage Sector Size $26B	#1	External Storage; PBBA / backup; All-flash Arrays; Integrated Infrastructure	DELL EMC, XtremIO, VxRAIL, DELL EMC ISILON, VCE, datadomain
Virtualization Sector Size $31B	#1	Server Virtualization Software	vmware vSphere, vmware Horizon View, NSX, vmware vRealize, vmware Virtual SAN, airwatch
Security Sector Size $42B		Gartner Magic Quadrant **Leader**	Secureworks, RSA
Cloud Sector Size $80B	**Leading**	Managed Cloud, PaaS, and Big Data	DELL Boomi, vmware vCloud Air Network, Pivotal, virtustream

Source: Gartner, IDC market research, Company filings; [1] Statistic calculated by Dell Technologies utilizing other PC OEMs' financial information, including HP Inc.'s Personal Systems operating segment and Lenovo International's PC & Smart Device business group, from the companies' respective public filings.

17 DELL Technologies

-0.2% +6.4% +0.1% +4.4% Forecast -1.5% Forecast +1.2% Forecast -4.5% TOTAL CLIENT COMMERCIAL CONSUMER Forecast +16.3% MAINSTREAM SERVER REVENUE2 Forecast +51% HYPERCONVERGED SYSTEMS REVENUE3 -23.2% -2.9% +2.8% +9.0% +6.4% +4.5% -1.1% -3.4% +1.6% -8.2% +4.3% -3.9% +76% +142% +71% +112% +77% 1 External Storage Revenue Source: 1Q CY18 IDC External Storage data as of 05-Jun-2018. 2 Mainstream Server Revenue Source: 1Q CY18 IDC Mainstream Server data as of 30-May-2018. 3 Hyper Converged Systems Revenue Source: 1Q CY18 IDC Hyper Converged data as of 26-Jun-2018. 4 Client Unit Source: 1Q CY18 IDC Client data as of 09-May-2018. +30.4% +42.5% +24.7% +39.1% +18.8% +18.9% Forecast +0.5% EXTERNAL STORAGE REVENUE1 -9.2% +19.3% +44.6% -17.3% +21.7% +9.4% Client Units YoY4 ISG YoY Driving Outperformance vs. Market 3

Attractive Financial Model & High FCF Conversion 4 ($ in billions) TTM Q1 FY2019 Revenue $74.4 $8.1 $0.5 $0.5 $83.5 Operating Income $5.8 $2.7 $(0.1) $(0.0) $8.4 Op. Inc. Margin (%) 7.8% 33.6% N/A N/A 10.0% Net Income $2.7 $2.2 $(0.1) $(0.0) $4.8 Adjusted EBITDA $6.9 $2.9 $(0.1) $(0.0) $9.7 Adj. EBITDA Margin (%) 9.3% 36.3% NA NA 11.6% Free Cash Flow3 $3.0 $3.3 $(0.1) $(0.0) $6.1 FCF Conversion4 (%) 112% 145% N/A N/A 128% Source: Public filings. See appendix for reconciliation of GAAP to Non-GAAP measures. 1 Derived as Dell Technologies Consolidated less Publicly Traded Subsidiaries. 2 Financials derived from respective public filings and are different from the business unit financials as reflected in Dell Technologies' public filings. 3 Cash flow from operations less capital expenditures and less capitalized software. 4 Free cash conversion calculation defined as Free Cash Flow / Net Income. Ex. Public Subs1 Publicly Traded Subsidiaries2 Consolidated Non-GAAP

Significant Momentum Across Businesses Source: Dell Technologies Q1 FY2019 10-Q public filing. 1 See appendix for reconciliation of GAAP to Non-GAAP measures. Note: Financial metrics may not visually foot due to rounding. (Non-GAAP Revenue; $ in billions) Q1 FY2018 Q1 FY2019 % YoY Growth Infrastructure Solutions Group $ 7.0 $ 8.7 +25% Client Solutions Group $ 9.0 $ 10.3 +14% VMware $ 1.8 $ 2.0 +12% Other $ 0.5 $ 0.6 +9% Consolidated Non-GAAP Revenue1 $ 18.4 $ 21.5 +17% Consolidated Adjusted EBITDA1 $ 1.8 $2.4 +33% Adj. EBITDA Margin 9.8% 11.1% +130 bps Q2 FY2019 Non-GAAP Revenue expected to grow 11-16% YoY 4

5 Strong Balance Sheet and Financial Flexibility

~$13B gross debt paid down since the EMC transaction

Dell Technologies Core Debt Trajectory


$48.8
$39.8
$37.8
At EMC Close
(during Q3 FY2017)
Q1 FY2019
June FY2019

Pro Forma Liquidity Profile

- **~$10.7B[1] of cash and investments** will remain on balance sheet
  - **$8.1B[1] of cash and investments** excluding VMware
- **~$5B** undrawn revolver capacity
- Manageable near-term maturity profile
- Moody's, S&P and Fitch all **held ratings constant** for Dell and VMware post-announcement

Source: Dell Technologies Public Filings

Note: Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, and (c) other debt. See appendix for further information regarding capital structure.

[1] Represents pro forma balance sheet amounts based on Q1 FY2019 reported results.

21

World-Class, Founder-Led Management Team 6 Michael S. Dell Chairman of the Board & Chief Executive Officer Jeff Clarke Vice Chairman, Products and Ops. Bill Scannell President, Global Enterprise Sales Dell EMC Tom Sweet CFO Mike Cote CEO SecureWorks Marius Haas President and Chief Commercial Officer Rob Mee CEO Pivotal Pat Gelsinger CEO VMware Howard Elias President, Dell Svcs., Digital and IT Alison Dew Chief Marketing Officer

Simplifies Dell Technologies’ Capital Structure While Maintaining VMware Independence Remaining committed to a disciplined financial policy as we re-emerge in the public equity markets Disciplined Investment Approach Targeted investment strategy focused on long-term sustained free cash flow growth Commitment to Deleveraging and Achieving an IG Rating ~$13B gross debt paydown since the EMC transaction and robust cash flow Financial Policy & Objectives Prudent Capital Allocation Plan Any potential future capital return program will reflect commitment to achieving and maintaining investment grade metrics Gain Access to Public Markets Exchange of DVMT at a significant premium for Dell Technologies Class C creates a newly publicly traded security with significant float

Financial Guidance on Non-GAAP Revenue / Income

		FY2019 Guidance	Long Term Targets
Non-GAAP Revenue	Total	$86.5B - 88.5B	4 – 6% CAGR at current market projections
	ISG Growth	10% – 12%	~5 – 7pts Mainstream Server growth premium vs. market ~8 – 9pts External Storage growth premium vs. market
	CSG Growth	7% – 10%	~115 – 145bps annual Client unit share gain
Non-GAAP Operating Income		$8.1B – 8.4B	~12% of Revenue in FY23
Non-GAAP Net Income		$4.5B – 4.8B	Net income to grow more quickly than operating income

Note: Client unit share expectations excluding Chrome; Mainstream Server revenue per CY17 IDC forecast reports and ISG internal analysis; Total External Storage per CY17 IDC performance and ISG internal analysis; Internal analysis directionally adjusts IDC reporting to Dell Technologies' product taxonomy; All IDC reporting on a CY basis, not adjusted for Dell Technologies' FY convention; Revenue and financials represented on a Non-GAAP basis.

24

DELL Technologies

Illustrative Value Framework

($ in billions) TTM Non-GAAP	Revenue	Net Income	Free Cash Flow[1]
Consolidated Dell Technologies	$ 83.5	$ 4.8	$ 6.1
(-) VMware[2]	8.1	2.2	3.3
(-) Pivotal[2]	0.5	(0.1)	(0.1)
(-) Secureworks[2]	0.5	(0.0)	(0.0)
Dell Tech. (excl. Public Subs)	$ 74.4 ~18%+ Q1 YoY	$ 2.7	$ 3.0

Represents levered free cash flow after tax and debt service

$4.7B FCF before increase in DFS financing receivables

Publicly Traded Subsidiaries

Source: Public filings, Bloomberg market data as of 29-Jun-2018; reflects fully diluted market capitalization; Pivotal share price of $24.27, Secureworks share price of $12.45 and VMware share price of $146.97. See appendix for reconciliation of GAAP to Non-GAAP measures. [1] Cash flow from operations less capital expenditures and less capitalized software.
[2] Financials derived from respective public filings and are different from the business unit financials as reflected in Dell Technologies' public filings.

25

Illustrative Implied Valuation Multiple Source: Public filings, Bloomberg market data as of 29-Jun-2018; reflects fully diluted market capitalization for publicly traded companies; see appendix for footnotes (1) For illustrative purposes only and assumes that each share of DVMT receives Class C shares with a value of $109, or $79.77 per Class C share, based on an exchange ratio per Class C common stock to DVMT share of 1.3665:1. We make no representation as to the actual trading value of the Class C shares as such value will be determined by the market and could be volatile. The opening price of the Class C common stock upon listing on the New York Stock Exchange and its trading price thereafter will depend on various factors, including, among others, general economic, market or political conditions, issuances of additional debt or equity securities by Dell Technologies, future operating results of Dell Technologies, failure to meet analysts’ earnings estimates, publication of research reports about our industry, litigation and government investigations, changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business, changes in market valuations of similar companies or speculation in the press or investment community, announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments, and adverse publicity about our industry or individual scandals. Many of these factors are not within Dell Technologies’ control. We cannot assure you that the Class C common stock will trade at $79.77 or above or, even if such trading price is achieved, that it will continue to trade at or above such price. (2) Assumes any excess cash is used for share repurchases. Dell Technologies may elect to use such excess cash for debt paydown instead. (3) See appendix for reconciliation to nearest GAAP measure. (4) Reflects increase in DFS accounts receivables balance.

Committed Long-Term Stockholders Michael Dell will continue to serve as Chairman and CEO Michael remains a committed stockholder and will beneficially own ~47 – 54% of Dell Technologies on a fully diluted basis Michael’s shares will be subject to 180-day lockup period Silver Lake remains a committed long-term partner with Michael Dell and will beneficially own ~16 – 18% of Dell Technologies on a fully diluted basis Silver Lake shares will be subject to 180-day lockup period

Michael Dell Closing Thoughts

Appendix: Supplementary Materials

Capital Structure[1]

Q1 FY2019

($ in billions)	EMC Close	1Q'18	2Q'18	3Q'18	4Q'18	1Q'19
Cash & Short-Term Investments	**$ 15.5**	**$ 14.9**	**$ 15.2**	**$ 18.0**	**$ 20.3**	**$ 21.7**
Cash & Short-Term Investments (excluding VMware)	6.8	6.0	6.0	6.1	8.3	8.1
Core Secured Debt[2]	35.4	30.7	29.3	29.1	28.7	29.1
Core Unsecured Debt	13.4	11.2	11.2	11.2	11.2	10.7
Total Core Debt[3]	**$ 48.8**	**$ 41.9**	**$ 40.5**	**$ 40.3**	**$ 39.9**	**$ 39.8**
Other Debt	4.0	3.6	3.6	2.1	2.1	2.1
DFS Related Debt	4.5	5.2	5.8	6.1	6.7	6.8
Total Debt, Excluding Unrestricted Subsidiaries	**$ 57.3**	**$ 50.7**	**$ 49.9**	**$ 48.5**	**$ 48.7**	**$ 48.7**
Unrestricted Subsidiary Debt[4, 5]	-	-	-	4.0	4.0	4.0
Total Debt, Including Unrestricted Subsidiaries[5]	**$ 57.3**	**$ 50.7**	**$ 49.9**	**$ 52.5**	**$ 52.7**	**$ 52.7**
Net Core Debt	**$ 42.0**	**$ 35.9**	**$ 34.5**	**$ 34.3**	**$ 31.6**	**$ 31.7**

[1] Amounts are based on underlying data and may not visually foot due to rounding.

[2] Core Secured Debt represents Core Debt that is secured, i.e., term loans, secured investment grade notes, and secured revolver loans. It excludes DFS allocated debt based on a 7:1 leverage ratio of DFS financing receivables.

[3] Core Debt represents the total principal amount of our debt, less: (a) unrestricted subsidiary debt, (b) DFS related debt, and (c) other debt.

[4] Principal Face Value.

[5] VMware, Pivotal, Secureworks, Boomi, Virtustream and their respective subsidiaries are considered unrestricted subsidiaries for purposes of the existing debt of Dell Technologies.

[6] Net Core Debt represents Total Core Debt less Cash and Short-Term Investments (excluding VMware).

30

DELL Technologies

GAAP to Non-GAAP Reconciliation Summary Overview Note:  Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

GAAP to Non-GAAP Reconciliation (Cont’d) Dell Technologies Consolidated Note:  Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

GAAP to Non-GAAP Reconciliation (Cont’d) Secureworks Note:  Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

GAAP to Non-GAAP Reconciliation (Cont’d) Pivotal Note:  Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

GAAP to Non-GAAP Reconciliation (Cont’d) VMware Note:  Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.

GAAP to Non-GAAP Reconciliation (Cont’d) Derived “Core Dell” (Excluding Public Subsidiaries) Note:  Data sourced from public filings or derived from public filings. Results are based on underlying data and may not visually foot.